UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-15399

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

B.
Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1 North Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

* Schedules required by Form 5500 that are not applicable have not been included

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Packaging Corporation of America Retirement Savings Plan for Salaried Employees

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2020.

Chicago, Illinois
May 29, 2025

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Plan’s interest in Master Trust	$1,533,228,179	$1,359,325,855
Notes receivable from participants	14,708,320	13,627,196
Contributions receivable:
Company	2,073,362	2,060,373
Participants	1,469,675	1,434,721
Total assets	1,551,479,536	1,376,448,145
Liabilities
Administrative expenses payable	146,561	154,462
Net assets available for benefits	$1,551,332,975	$1,376,293,683

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
Net investment income from Master Trust	$243,728,011
Interest income from notes receivable from participants	883,346
Contributions:
Participants	46,146,575
Company	38,131,259
Rollover	1,951,070
Total contributions	86,228,904
Benefits paid to participants	(155,295,666)
Administrative expenses	(505,303)
Net increase	175,039,292
Net assets available for benefits:
Beginning of year	1,376,293,683
End of year	$1,551,332,975

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

December 31, 2024 and 2023

1. Description of the Plan

The following description of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the “Plan”) provides general information. The Plan Sponsor is Packaging Corporation of America (the “Company” or “PCA”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan. The Benefits Administration Committee is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Both committees are appointed by the Board of Directors of the Company.

Alight Solutions is the Plan’s recordkeeper. Northern Trust is the Plan’s trustee and custodian. Mercer is an ERISA §3(38) investment advisor to the Plan.

Contributions

Upon hire, eligible employees receive written notice of the automatic enrollment process into the Plan, which occurs 45 days after the date of hire. Automatic enrollment will not occur if the employee decides to enroll prior to the automatic enrollment date or if the employee opts out of participation in the Plan. Participants may contribute between 1% and 50% of annual compensation, as defined, with such contributions limited to $23,000 in 2024 for employees under age 50 and $30,500 in 2024 for employees age 50 and older. Participants may also roll over qualifying distributions from other qualified plans.

After six months the Company matches participant contributions on the following basis:

•
The first 4% of contributions are matched at a rate of 80%.
•
The next 4% of contributions are matched at a rate of 50%.

In addition to the Company’s matching contribution, the Company also makes a retirement savings contribution to eligible employees after six months of service up to 5% of compensation based on years of service, as defined. The contribution is made on behalf of the employee regardless of whether the employee is contributing to the Plan.

Participants may make Roth contributions to the Plan, which are after-tax contributions whose earnings are not taxable upon qualified distribution. Total 2024 employee contributions, both before-tax and Roth after-tax, cannot exceed $23,000 for employees under age 50 and $30,500 for employees age 50 and older.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their contributions, Company matching contributions, earnings thereon and rollovers from other qualified plans.

The Company retirement savings contribution, including earnings thereon, becomes 100% vested upon completion of three years of service, or upon reaching 65 years of age, permanent disability, or death while employed by the Company. Forfeited non-vested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan through the PCA Defined Contribution Master Trust (the “Master Trust”). Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Plan document.

The portion of the Plan’s interest in the Master Trust currently invested in the PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, is invested in the Employee Stock Ownership Plan (“ESOP”) component of the Plan. Plan participants have the ability to instruct the Plan’s trustee to distribute directly to them future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will generally be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless an election is made to be distributed in kind. In-service withdrawals of rollover contributions and related earnings and certain predecessor plan account balances, as defined, are available for any reason. Participants aged 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants who have attained the age of 59 1/2 may withdraw the entire value, or any portion thereof, of their account balance at any time. A participant’s entire account balance shall be distributed no later than April 1 following the later of the calendar year in which the participant attains age 69 or the calendar year in which the participant’s termination of employment occurs.

Administrative Expenses

Participant accounts are charged $15.00 per quarter for administrative expenses. If administrative expenses exceed the amount paid by participants, the Company will pay the difference. Administrative expenses primarily include recordkeeper fees, investment management expenses, and professional service fees.

Notes Receivable from Participants

A participant may borrow an amount up to the lesser of $50,000 or 50% of his or her vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 60 months, with principal and interest payments made primarily through payroll deductions. There may be loans that exceed the 60-month repayment period, but only if they were transferred in from another plan, and that plan had allowed for a payment period beyond 60 months. Employees on an unpaid leave may continue to repay loans via personal check, money order or online debit during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which the payment can be made via personal check or money order. Participants may take up to two general purpose loans at a time. A loan is considered in default and becomes a taxable event when a loan is not current at the end of the cure period, the quarter following the quarter in which the payment was missed.

Interest rates on loans outstanding in the Plan at both December 31, 2024 and 2023 ranged from 3.25% to 9.75%.

Forfeited Accounts

At December 31, 2024 and 2023, forfeited non-vested accounts totaled approximately $412,000 and $413,000, respectively. These accounts will be used to reduce future employer contributions. In 2024, employer contributions were reduced by approximately $415,000 for forfeited non-vested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s retirement savings contributions, and earnings thereon.

2.
Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value (except for fully-benefit responsive investment contracts, which are reported at contract value). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for further discussion and disclosures related to fair value and contract value measurements.

Purchases and sales of securities in the Master Trust are recorded on the settlement date. Interest income within the Master Trust is recorded on the accrual basis. Dividends within the Master Trust are recorded on the ex-dividend date. Net appreciation/depreciation in the Master Trust includes the gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions

Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. Participant and employer contributions are recorded in the year in which participant compensation is earned.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the provisions of the Plan document deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Investments in Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s divided interest in the Master Trust. At December 31, 2024 and 2023, the Plan’s interest in the net assets of the Master Trust was $1,533,228,179 and $1,359,325,855, respectively.

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s divided interest in the Master Trust as of December 31, 2024:

	Master Trust Balances	Plan’s Divided Interest in Master Trust Balances
Master Trust investments, at fair value:
Self-directed brokerage accounts	$63,933,022	$36,346,094
Collective trust funds	1,505,906,782	897,771,423
Target date collective funds	763,362,777	302,042,924
Short-term investment funds	10,243,503	5,793,567
Company common stock	249,819,280	190,097,587
Total Master Trust investments, at fair value	2,593,265,364	1,432,051,595
Master Trust investments, at contract value (a):
Synthetic guaranteed investment contracts	202,398,484	101,176,584
Total Master Trust investments	$2,795,663,848	$1,533,228,179

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s divided interest in the Master Trust as of December 31, 2023:

	Master Trust Balances	Plan’s Divided Interest in Master Trust Balances
Master Trust investments, at fair value:
Mutual funds	$28,157,580	$16,693,094
Self-directed brokerage accounts	54,117,993	29,187,434
Collective trust funds	1,272,208,388	765,333,456
Target date collective funds	698,948,533	293,042,106
Short-term investment funds	7,268,069	3,608,008
Company common stock	180,302,007	138,266,869
Total Master Trust investments, at fair value	2,241,002,570	1,246,130,967
Master Trust investments, at contract value (a):
Synthetic guaranteed investment contracts	225,146,561	113,194,888
Total Master Trust investments	$2,466,149,131	$1,359,325,855

(a)
The Master Trust holds a portfolio of synthetic guaranteed investment contracts within the PCA Stable Value Fund, which are measured at contract value and are therefore not included in the calculation of total net assets at fair value.

Net investment income for the Master Trust was as follows:

Year Ended December 31, 2024
Interest income	$6,738,162
Dividends	5,551,160
Net realized and unrealized appreciation in fair value of investments	403,375,371
Net investment income	$415,664,693

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•
Quoted prices for similar assets and liabilities in active markets
•
Quoted prices for identical or similar assets or liabilities in markets that are not active
•
Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Assets that are measured at fair value using the net asset value (“NAV”) per share as a practical expedient are not categorized within the fair value hierarchy.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of asset measured to estimate fair value by the Master Trust.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Master Trust are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values and to transact at that price. The mutual funds held by the Master Trust are considered actively traded.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds, target date collective funds, and short-term investment funds: Valued using the NAV per share practical expedient since these assets do not have readily determinable fair values and are subsequently excluded from the fair value hierarchy. In general, there are no restrictions on the redemption of these funds, which is permitted daily upon proper notice, and there are no unfunded commitments associated with these funds.

Company common stock: Valued using the share value calculated from the observable market price of the PCA common stock.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2024
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Master Trust assets (b)(c):
Self-directed brokerage	$63,933,022	$—	$—	$—	$63,933,022
Company common stock	249,819,280	—	—	—	249,819,280
Collective trust funds	—	—	—	1,505,906,782	1,505,906,782
Target date collective funds	—	—	—	763,362,777	763,362,777
Short-term investment funds	—	—	—	10,243,503	10,243,503
Total Master Trust assets	$313,752,302	$—	$—	$2,279,513,062	$2,593,265,364

	December 31, 2023
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Master Trust assets (b)(c):
Mutual funds	$28,157,580	$—	$—	$—	$28,157,580
Self-directed brokerage	54,117,993	—	—	—	54,117,993
Company common stock	180,302,007	—	—	—	180,302,007
Collective trust funds	—	—	—	1,272,208,388	1,272,208,388
Target date collective funds	—	—	—	698,948,533	698,948,533
Short-term investment funds	—	—	—	7,268,069	7,268,069
Total Master Trust assets	$262,577,580	$—	$—	$1,978,424,990	$2,241,002,570

(b)
The Plan determined that certain assets held in the Master Trust that do not have readily determinable fair values are measured at fair value using the NAV per share practical expedient and are not classified within the fair value hierarchy.
(c)
The Master Trust holds a portfolio of synthetic guaranteed investment contracts within the PCA Stable Value Fund, which are measured at contract value and are therefore not included in the fair value hierarchy.

Synthetic Guaranteed Investment Contracts

During the years ended December 31, 2024 and 2023, the Plan, through the PCA Stable Value Fund within the Master Trust, held investments in a portfolio of synthetic guaranteed investment contracts. The contracts in the PCA Stable Value Fund are fully benefit-responsive and therefore they are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Master Trust and Plan. The contract value is calculated from the contributions made under the contracts plus interest credited less participant withdrawals and fees.

The PCA Stable Value Fund primarily invests in synthetic security-backed investment contracts and cash funds. Synthetic security-backed investment contracts are issued by insurance companies and other financial institutions (the “wrap contracts”) that are backed by a portfolio of bonds, fixed income common/collective trust funds, or other fixed income securities (the “underlying assets”) that are owned by the Master Trust and Plan.

The wrap contract issuers provide a rate of return that has a zero percent floor guarantee and provide full benefit responsiveness, provided that all terms of the wrap contracts have been met. Under the contracts, realized and unrealized gains and losses on the underlying assets are not immediately recognized in the net assets of the Master Trust and Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate of the wrap contracts.

As of December 31, 2024 and 2023, there were no reserves against the wrap contract’s carrying values due to credit risks of the issuers. Certain events limit the ability of the Master Trust and Plan to transact at contract value with the wrap contract issuers. Such events may include, but are not limited to, Plan sponsor events that cause significant withdrawals from the PCA Stable Value Fund. However, the Master Trust and Plan’s management is not aware of the occurrence, or likely occurrence of any such events, which would limit the Master Trust and Plan’s ability to transact at contract value with the wrap contract issuers. The wrap contracts cannot be terminated by the issuer at a value other than contract value except under a limited number of very specific circumstances such as termination of the Master Trust or Plan or loss of qualified status of the Master Trust or Plan, material misrepresentations by the Master Trust or Plan sponsor or investment manager, the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, failure by these same parties to meet material obligations under the contracts, or other similar types of events. However, the Master Trust and Plan’s management is unaware of any such events occurring that would allow the wrap contract issuers to terminate the contracts held by the Master Trust and Plan.

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 2, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$1,551,332,975	$1,376,293,683
Amounts allocated to withdrawn participants	(29,787)	(102,466)
Net assets available for benefits per the Form 5500	$1,551,303,188	$1,376,191,217

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year ended December 31, 2024
Total net increase per the financial statements	$175,039,292
Amounts allocated to withdrawing participants at December 31, 2023	102,466
Amounts allocated to withdrawing participants at December 31, 2024	(29,787)
Total net increase per the Form 5500	$175,111,971

7. Transactions with Parties-in-Interest and Related Parties

Under ERISA rules related to 401(k) plans, transactions with related parties of the Plan such as a sponsor, administrator, trustee, acquired entities by the Plan sponsor, or participant are considered either exempt or non-exempt from ERISA prohibited transaction provisions. Non-exempt transactions are subject to penalty taxes.

The Plan invests in the common stock of the Company through a common stock fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2024, the Plan received $4,246,055 in common stock dividends from the Company.

The Plan’s recordkeeper, trustee, custodian and investment advisor described in Note 1 are each a party-in-interest to the Plan as defined by ERISA. As of December 31, 2024 and 2023, the Master Trust held two collective trust funds and one short-term investment fund that were managed by Northern Trust, the Plan’s custodian. The transactions associated with these three funds qualify as party-in-interest transactions.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

8. Subsequent Events

The Plan has evaluated subsequent events after the statement of net assets available for plan benefits date through May 29, 2025, the date that the financial statements were issued.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 002

December 31, 2024

(a)	(b) Identity of Issuer, Lessor, Borrower, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Notes Receivable from Participants Various (1,432 Loans to 984 Participants)	Interest rates ranging from 3.25% to 9.75% Maturity dates through January 15, 2030	—	$14,708,320
	Total Assets (Held at End of Year)			$14,708,320

* Denotes a party-in-interest to the Plan as defined by ERISA

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Date: May 29, 2025	/s/ FABIAN C. STRAUSS
Fabian C. Strauss
Vice President, Controller and Treasurer